EXHIBIT 99.1

Burcon Announces Rights Offering

VANCOUVER, British Columbia, Oct. 24, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) ("Burcon") is pleased to announce that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on November 3, 2016 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares will receive one transferable right (a "Right") for each Common Share held. Every 18 Rights will entitle a holder to purchase one Common Share at a price of $2.58 (the "Subscription Price"). The Subscription Price is equal to approximately an 18.5% discount to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 5 day period ending on October 20, 2016. A maximum of 1,990,708 Common Shares will be issued pursuant to the Rights Offering, representing approximately 5.6% of the currently issued and outstanding Common Shares. The Rights Offering will be conducted in Canada only and in those jurisdictions where Burcon may lawfully offer the Rights. No fractional Common Shares will be issued.

A Rights Offering notice (the "Notice"), together with a Rights certificate, will be mailed to registered holders of Common Shares as of the Record Date. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Rights Offering circular, which will be filed today, together with the Notice, under Burcon's profile on SEDAR at www.sedar.com.  To subscribe for Common Shares, a completed Rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on November 30, 2016. Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX. The Rights will be listed for trading on the TSX beginning on November 1, 2016 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on November 30, 2016.

The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $5 million. The estimated net proceeds of the Rights Offering will be used to fund Burcon’s ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. Burcon’s research and development will be focused on its Peazazz® pea protein extraction and purification technology. Burcon will continue its discussions with a select group of potential strategic partners to commercialize Peazazz®.  Research and development work, ranging from applications work to shelf-life testing, is and will continue to be undertaken to provide samples to these parties for potential market applications for Peazazz®.

In connection with the Rights Offering, Burcon has entered into a standby commitment agreement (the "Standby Commitment Agreement") with ITC Corporation Limited ("ITC") and Mr. Allan Yap ("Mr. Yap"), Burcon’s Chairman and Chief Executive Officer. Pursuant to the Standby Commitment Agreement, ITC and Mr. Yap, have agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in 1,990,708 Common Shares being issued under the Rights Offering (the "Standby Commitment"). A copy of the Standby Commitment Agreement will be filed today under Burcon's profile on SEDAR at www.sedar.com.

As compensation for providing the Standby Commitment, each of ITC and Mr. Yap is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 253,815 Common Shares and Mr. Yap to acquire up to 243,862 Common Shares at an exercise price of $2.58 per share. The Standby Warrants will expire two years after issuance.  In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC and Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2017.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Such securities, including the securities sold pursuant to the Standby Commitment Agreement, have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. Persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws, or absent an available exemption from such registration requirements.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, the timing and ability to complete the Rights Offering and other intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca